THE ALGER FUNDS II
360 Park Avenue South
New York, New York  10010

February 19, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Anu Dubay

Re:                             The Alger Funds II (File Nos.:  811-1743, 33-98102)

Ladies and Gentlemen:

On behalf of The Alger Funds  II (the “Trust”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Trust’s Post-Effective Amendment number 50 to its Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 19, 2013 (the “Filing”), the Annual Report to Shareholders dated October 31, 2013 (the “Annual Report”), the Form N-SAR filed on December 26, 2013, and the Prospectus dated March 1, 2013, filed on February 22, 2013.

Comments were provided by telephone to me and Steven Levine by Anu Dubay of the Staff on January 30, 2014.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Where we have indicated that we will revise the language in the Amendment, such change will be reflected in Post-Effective Amendment number 51 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(b) under the Securities Act, which we intend to file on February 19, 2014 (the “Amendment”).

PROSPECTUS

1.                                      Staff Comment:  On page 1 of the Filing, the second sentence under the heading “Fund Fees and Expenses” is not required, and should be deleted.

Response:  We will delete the sentence stating that “There are no sales charges on purchases or redemptions” in the Amendment.

2.                                      Staff Comment:  On page 1 of the Filing, the third sentence under the heading “Fund Fees and Expenses” stating that “‘Other Expenses’ below are estimated assuming $20 million in net assets” should be revised.  Instruction 6(a) to Item 3 of Form N-1A requires that

“Other Expenses” for new funds be based on estimated amounts for the current year. This should be disclosed in a footnote to the table.

Response:  We will delete the third sentence under the heading “Fund Fees and Expenses” in the Amendment.  “Other Expenses” will be based on estimated amounts for the current year, and will be disclosed in a footnote to the table.

3.                                      Staff Comment:  On page 1 of the Filing, the footnote to the fee table states that the expense reimbursement cannot be terminated.  If Fred Alger Management, Inc. (“Alger Management”) has the ability to recoup fees that were waived, this should be disclosed in the footnote to the table.

Response:  We will add the following language to the footnote in the Amendment:

Fred Alger Management, Inc. may recoup reimbursed expenses during the one-year term of the expense reimbursement contract if the expense ratio falls below the stated limitation.

4.                                      Staff Comment:  On page 2 of the Filing, the last sentence in the third paragraph under the heading “Principal Investment Strategy” states that the Fund may invest in exchange-traded funds (“ETFs”) that are principally invested in equity securities of emerging country issuers. If ETFs are a principal strategy of the Alger Emerging Markets Fund (the “Fund”), disclose the risks of ETFs, and disclose whether when the Fund invests in an ETF, in addition to the investment advisory fee the investor pays to the Fund, the Fund pays a management fee with respect to the assets invested in the ETF.

Response:  See the response to comment 5, below.

5.                                      Staff Comment:  On page 2 of the Filing, the last sentence in the third paragraph under the heading “Principal Investment Strategy” states that an ETF “that is principally” invested in equity securities of emerging country issuers would be considered an emerging country issuer.  If the Fund counts ETFs towards its 80% requirement, please revise the language to state that the ETF “has substantially all of its assets” invested in equity securities of emerging country issuers.

Response:  ETFs are not a principal investment strategy of the Fund.  Accordingly, we have deleted the reference to ETFs in the “Principal Investment Strategy” section of the prospectus, and risk disclosure regarding ETFs can be found  in the Statement of Additional Information (the “SAI”).  Discussion on the payment of duplicate advisory fees has been added to the SAI under the heading “Exchange-Traded Funds.”  We advise the Staff supplementally that to the extent the Fund invests in ETFs, it will only count such ETFs towards its 80% requirement if the ETF has substantially all of its assets invested in equity securities of emerging country issuers.

6.                                      Staff Comment:  On page 2 of the Filing, the third paragraph under the heading “Principal Investment Strategy” states that an emerging country issuer is a company “(i) that is organized under the laws of, or has a principal office in, an emerging country; or (ii) that has a majority of its assets, or derives more than 50% of its revenue or profits from businesses, investments or sales, in one or more emerging countries.” Please explain supplementally how these categories of securities are tied economically to emerging market countries.

Response:  The Securities and Exchange Commission has acknowledged that each of the criteria used by the Fund to identify an “emerging country issuer” satisfies the “tied economically” standard contained in Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”).  The Names Rule provides a two part test for funds with names suggesting investment in certain geographic regions.  That two-part test was an expansion of the three criteria specified in Rule 35d-1 as originally proposed.  The adopting release for the Names Rule (Rel. No. 24828, January 17, 2001) explained that the criteria specified in the proposed rule were thought to be “too restrictive” and that the disclosure ultimately adopted in the Names Rule would allow an investment company the flexibility to invest in “additional types of investments that are not addressed by the three proposed criteria,” implying that each of the originally specified three criteria alone satisfied the “tied economically” standard as adopted in the final Names Rule.

7.                                      Staff Comment:  On page 3 of the Filing, the fourth paragraph under the heading “Principal Risks” states that the Fund may invest heavily in issuers located in emerging countries such as Brazil, Russia, India and China, and lists risks associated with emerging country issuers. The Staff noted that if the Fund invests heavily in any of these countries, we should consider listing risks specifically associated with those countries.

Response:  Alger Management, the Fund’s investment adviser, believes that each of the risks listed in that paragraph apply to substantially all of the countries listed, and prefers, therefore, to group the risks associated with equity securities of emerging country issuers. As noted in the prospectus, the Fund has many holdings in Brazil, Russia, India and China.  Alger Management believes that none of the risks attendant on these investments is unique to any single one of these countries, and believes that the combined disclosure is appropriate.

8.                                      Staff Comment:  On page 3 of the Filing, the Prospectus states that the Fund can invest in derivative instruments.  Please respond supplementally whether the Fund counts its derivative investments towards its 80% policy, and if so, how the derivative investments are valued.

Response:  The Fund does count derivative instruments towards its 80% policy.  For such purpose, the Fund values derivative instruments at their market value (i.e., not at their notional value).

9.                                      Staff Comment:  On page 4 of the Filing, the Performance section should be revised in accordance with Instruction 3(b) to Item 4(b)(2) and state in a footnote that the returns are for a different class that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent the classes do not have the same expenses.

Response:  The requested change has been made.

10.                               Staff Comment:  On page 5 of the Filing, the last sentence in the Performance section should be deleted.  Item 4(b)(2)(iv)(D) of Form N-1A allows inclusion of an explanation of why the Return After Taxes on Distributions and Sale of Fund Shares is higher than the Return Before Taxes only when the after-tax return is higher.

Response:  Alger Management prefers to include the sentence to avoid inadvertently omitting it if and when capital losses do in fact occur.  As we noted on our call with the Staff, we believe that many other registrants routinely include similar disclosure.

11.                               Staff Comment:  On page 5 of the Filing, the second sentence under the heading “Purchasing and Redeeming Fund Shares” notes that investors may purchase or redeem Fund shares on any business day through a financial intermediary. In contrast, page 21 of the SAI includes the transfer agent’s telephone number.

Response:  The prospectus under review is for the Fund’s institutional Class Z Shares.  However, the SAI relates to both the retail and institutional classes of the Fund’s shares.  There are a number of retail investors who place trades directly with the transfer agent.  Institutional investors generally place trades in omnibus accounts registered to their financial intermediaries. Therefore, we believe the guidance in the prospectus is appropriate.

12.                               Staff Comment:  On page 6 of the Filing, the fifth paragraph under the heading “Introduction: The Alger Funds II” indicates that the Fund may purchase put and call options and sell covered put and call options.  If options are a principal strategy of the Fund, please include appropriate risk disclosure.

Response:  Options do not constitute a principal strategy of the Fund.  The disclosure on page 6 of the filing is generic disclosure applicable to all funds of the Trust.  While the Filing reads as a stand-alone Fund document, when the Amendment is filed, it will relate to all the Trust’s funds, some of which include options in their principal strategies. This disclosure is intended merely to alert investors that the Fund is permitted to invest in options.  If investment in options becomes a principal strategy of the Fund, the Fund will include disclosure of the strategy and attendant risks in the summary prospectus for the Fund specifically.

13.                               Staff Comment:  On page 10 of the Filing, there is information regarding U.S. Government Securities.  Please explain whether this represents a principal investment strategy for the Fund.

Response:  This paragraph does not apply to the Fund, and was erroneously included in the Filing.  It will, however, be included in the Amendment because this section of the prospectus applies to each fund of the Trust, and other funds of the Trust may invest in U.S. Government Securities.

14.                               Staff Comment:  On page 11 of the Filing, there is information regarding securities lending.  Please explain whether this is a principal investment strategy for the Fund.

Response:  Securities lending is not a principal strategy of the Fund.  This strategy was not included in the principal risks section of the Fund’s prospectus, but Alger Management is providing notification to the Fund’s shareholders of the Fund’s capability to engage in securities lending.

15.                               Staff Comment:  On page 12 of the Filing, the carryover paragraph states that a discussion of the Trustees’ basis for approval of the advisory contract is available in the Fund’s Annual Report. Item 10(a)(1)(iii) of Form N-1A mandates this disclosure, and requires that the reference provide the period covered by the annual or semi-annual report.

Response:  Alger Management includes the discussion regarding the Trustees’ approval of the Fund’s advisory contract in its Annual Report every year.  The prospectus will always refer to the Fund’s most recent Annual Report.  We have revised the language in the prospectus to make this clear.

16.                               Staff Comment:  On page 12 of the Filing, financial highlights were not included for the Fund. The Amendment should include financial highlights for the other classes of shares of the Fund.

Response:  The Amendment will include financial highlights for Class A, Class C, and Class I Shares of the Fund.

17.                               Staff Comment:  Pages A-5 and A-6 of the Filing state that Alger Management may provide additional statistical information to shareholders upon request.  Please explain whether this information is public or non-public information.

Response:  The Fund does not currently have any arrangements to provide such information.  Alger Management does not provide non-public portfolio holdings information to shareholders other than pursuant to the procedures disclosed in the SAI in response to Item 16(f) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

18.                               Staff Comment:  The heading on page 3 of the SAI is “Investment Strategies and Policies.” Can you differentiate between which strategies are principal strategies and which are not?

Response:  The Amendment will include a joint SAI for all five funds of the Trust.  A strategy may be a principal strategy for one fund, but not another.  The prospectuses make clear which strategies are principal strategies for each fund.  The SAI includes additional combined disclosure regarding both principal and non-principal strategies.

19.                               Staff Comment:  Investment restrictions number 7 and 8 at the bottom of page 16 are the same.

Response:  While the two investment restrictions appear similar, they are different. Restriction 7 deals with concentration, and restriction 8 deals with diversification.  These issues are related, but the restrictions are different in that the concentration restriction (number 7)

addresses securities of issuers in a single industry, and the diversification restriction (number 8) addresses issuers of securities, without regard to industry.

20.                               Staff Comment:  Please provide the information required by Item 25(a)(3) of Form N-1A - the aggregate dollar amount of underwriting commissions and the amount retained by the principal underwriter for each of the Fund’s last three fiscal years.  If there are no underwriting fees, please note that in your response.

Response:  The Fund does not pay the distributor an underwriting fee.  12b-1 fees retained during the last year are disclosed in the SAI pursuant to Item 25(b) of Form N-1A.

21.                               Staff Comment:  On page 27 of the SAI, advisory fees for the last two fiscal years are noted.  Item 19(a)(3)(i) requires that advisory fees for the last three fiscal years be provided.

Response:  The Fund was not in existence for three fiscal years when the Filing was made.  The SAI included in the Amendment will include the advisory fee paid by each fund of the Trust for the last three fiscal years.

22.                               Staff Comment:  On page 27 of the SAI, the fee paid under the Administration Agreement is provided for the last fiscal year.  If this agreement is a “management-related service contract” as defined in Instruction 1 to Item 19(d), the fees should be provided for the last three fiscal years.

Response:  We have revised the disclosure to provide the fee paid under the Administration Agreement for the last three fiscal years.

23.                               Staff Comment:  On page 31 of the SAI, the shareholder administration fee for 2012 is provided.  Please update that to include the 2013 fee.

Response:  The requested change has been made.

24.                               Staff Comment:  On page 34 of the SAI, the “Proxy Voting Policies and Procedures” are discussed.  Item 17(f) of Form N-1A requires a description indicating how proxies will be voted.

Response:  The requested change has been made.

COMMENTS FROM ACCOUNTING STAFF

25.                               Staff Comment:  The introductory language to the summary prospectus directs investors to www.alger.com.  Please confirm supplementally to the Staff that the website conforms to Rule 498(b)(1)(v)(A) under the Securities Act.

Response:  We believe that the website is specific enough to lead investors directly to the page where they can select the appropriate statutory prospectus.  While logistically we cannot provide a website address that leads directly to the statutory prospectus as it would be lengthy and unwieldy, we believe we are in material compliance with Rule 498(b)(1)(v)(A) under the Securities Act.

26.                               Staff Comment:  It is the Staff’s position that Exhibit 77(b) to the Form N-SAR should have included the signature of the Trust’s Independent Registered Public Accounting Firm.  Please confirm that you maintain a signed copy of  the accountant’s internal control report, and will include conformed signatures in future filings.

Response:  As discussed with the Staff, the report was signed by the Trust’s Independent Registered Public Accounting Firm.  We maintain signed copies of the report in our files, and will include the signature of Deloitte & Touche LLP as the Trust’s Independent Registered Public Accounting Firm on the internal control reports we file going forward.

27.                               Staff Comment:  The ticker symbols for a number of the classes of the Fund are missing in the EDGAR system.  Please update EDGAR to include the missing ticker symbols.

Response:  The requested change to the EDGAR system was made on January 30, 2014.

28.                               Staff Comment:  The Staff noted that Alger Spectra Fund and Alger Green Fund had significant holdings in the information technology sector at October 31, 2013.  The Alger Spectra Fund had holdings of 26.5% and the Alger Green Fund had holdings of 28.8%. The Staff asked the Trust to consider including disclosure regarding investments in information technology in the Principal Investment Strategies and Principal Risk sections of each Fund’s Prospectus.

Response:  On October 31, 2013, the Russell 3000 Growth Index benchmark weighting in the information technology sector was 26.3%.  Each of the Alger Spectra Fund and Alger Green Fund (the “Funds”) selects growth stocks that align with the principal strategies noted in its Prospectus.  While the Funds are not guided by benchmark weightings, they recognize that their performance will be measured against the benchmark.  The Funds are diversified funds, and sector allocations will vary based on Alger Management’s economic outlook.  Additionally, the components of the Russell 3000 Growth Index vary, and may not include large weightings in specific sectors in the future.

Neither of the Funds has a policy of concentration in the information technology industry, or an intention to focus investments in the information technology sector in the future.  Therefore, the Trust does not believe that it is necessary to make any changes to the Principal Investment Strategies or Principal Risk sections of each Prospectus.

29.                               Staff Comment:  Please include a line item for “Acquired Fund Fees and Expenses” if applicable (see Item 3 of Form N-1A, instruction 3(f)).  See page 27 of the Annual Report noting Alger Spectra Fund’s investment in ETFs, and page 43 of the Annual Report noting Alger Dynamic Opportunities Fund’s investment in ETFs.

Response:  As the Staff noted, two funds held ETFs at the end of the fiscal year.  We monitor the holdings and applicable fees to determine whether to include a line item for “Acquired Fund Fees and Expenses” in the fee table.  The fees for each fund were less than a basis point.  If the funds’ investments in ETFs grow such that Item 3 calls for inclusion of the line item in the fee table, we will include it.

The Amendment is being filed to (i) update the financial statements, performance and fee and expense information of the Trust’s portfolios; and (ii) make certain other non-material revisions.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

The Trust acknowledges the following:

•                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or comments regarding this letter, they should call me at 212.806.8833 or e-mail me at lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss
Secretary, The Alger Funds II

cc:                                Gary L. Granik, Esq.

Robert I. Jones, Esq.

Hal Liebes, Esq.